

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

Via E-mail
Richard Costolo
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

      Re: Twitter, Inc.
               Amendment No. 1 to
               Draft Registration Statement on Form S-1
               Submitted August 21, 2013
               CIK No. 0001418091

Dear Mr. Costolo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 25 from our letter dated August 8, 2013. Please revise each of your monetization tables to also include "number of ad engagements per 1,000 timeline views" and "revenue per ad engagement" below the bar graphs. Ad engagement in this context should be those actions that result in revenue recognition. If a material portion of revenue is recognized on a fixed-fee basis that does not require any user engagement, that fact and its impact on the metrics should be disclosed. Trends in these metrics should be addressed, where necessary, throughout your disclosures.

<u>Prospectus Summary, page 1</u>

2. Please disclose in a prominent manner that "[y]our advertisers only pay [you] when a user engages with their ad, such as when a user clicks on a link in a Promoted Tweet, expands a Promoted Tweet, replies to or favorites a Promoted Tweet, retweets a Promoted Tweet, follows a Promoted Account or follows the account that tweets a Promoted Tweet," as discussed on page 99.

3. Please consider disclosing trends in advertiser retention and post-ad user engagement behavior (e.g., user purchases).

<u>Our Value Proposition to Data Partners, page 6</u>

4. We note your response to comment 7. Please revise to clarify what "financial market-relevant" information means in the context of the example provided.

<u>Risk Factors, page 15</u>

<u>Risks Related to Our Business and Our Industry, page 15</u>

<u>Action by governments to restrict access to our products and services or…, page 26</u>

5. Please expand your disclosure to discuss the "certain other countries" where Twitter has been intermittently blocked and why.

<u>Our intellectual property rights are valuable, and any inability to protect them…, page 31</u>

6. We note your response to comment 14. Please file this exhibit, as it is appears to be a material agreement not in the ordinary course of the company's business. Expand your discussion about the effects of this agreement. For example, discuss whether you can protect your intellectual property if the inventor leaves the company and uses the technology at a competitor. Additionally, please explain clause two of the agreement including the time period of 10 years and what kind of party is being referred to as "another."

7. Clarify throughout your disclosure whether all of your patents are subject to the IPA. Your response indicates that all patents are covered. However, your disclosure on page 33 states "patents subject to the IPA" implying some patents may not be covered by this agreement.

Industry Data and Company Metrics, page 48

8. We note that in 2013 you suspended a "large amount" of accounts that were identified as spam accounts. You state that you are continually seeking to improve your ability to identify and eliminate spam accounts indicating that this is an on-going issue. To provide context for this problem, please revise to state the specific number of spam accounts that were suspended in 2013. Alternatively, explain to us why this information is not required.

9. We note your response to comment 19 including that seven percent of all active users used applications that have the capability to automatically contact your servers for regular updates. Please revise to discuss whether this percentage is expected to increase and how it may be affected by trends in current mobile application and device technology.

Management's Discussion and Analysis…, page 57

Overview, page 57

10. We note your response to comment 21. Please explain why advertising revenue per timeline view on mobile applications is lower than your advertising revenue per timeline view on desktop applications and discuss the impact of the trend.

Factors Affecting Our Future Performance, page 61

11. We note your response to comment 24. Tell us what geographic user location information you collect and how it affects advertising pricing of your various offerings and revenue. We note that real time location for all users is not available and that you do not have real-time location data for users that access Twitter through *certain* third-party applications. Further, you disclose that geography is a factor in auction rates for Promoted Trends and Promoted Accounts and for the Promoted Trends which are priced on a fixed-fee-per-day per geography basis.

12. We note your revised disclosure regarding international monetization on page 64 and that you plan to invest to increase advertising revenue from international advertisers. Please expand your disclosure to discuss the specific steps that you plan on taking and the timeframe in which you plan to do so.

13. We note your response to comment 30 and the amended disclosure. Please expand your disclosure to address the competitive challenges that continue to occur, such as industry consolidation, and the specific steps you will need to take to address them.

International Expansion, page 64

14. Please clarify how U.S. – based advertisers advertising abroad affects advertising revenue per timeline for the U.S. versus international operations.

15. We note your response to comment 23 and the second paragraph. Please revise to disclose the MAUs and monetization metrics for the most recent fiscal year and interim period for South Korea, Japan, and the European Union.

Results of Operations, page 68

16. We note your response to comment 38. As previously requested, please expand the discussion to include an analysis of changes in advertising revenues from period to period based on changes in price and changes in volume. The fact that you did not track timeline views in 2010 and 2011 does not appear to preclude you from providing the disclosures required by Item 303(a)(3) of Regulation S-K.

Twitter Amplify, page 99

17. We note your response to comment 47. Please revise your disclosure to clarify whether Twitter Amplify will use your existing Promoted Products platform, or whether it consists of a separate paid advertising method.

Opening Our Platform to Additional Advertisers, page 101

18. We note your response to comment 49. Please revise your disclosure to discuss in greater detail how your self-serve advertising platform differs from your existing advertising platforms. Discuss how this is especially helpful to advertisers in the international context.

Financial Statements

Note 3 – Acquisitions, page F-18

19. We note your response to comment 62. Please expand the disclosure to include a description of the methodology used to allocate purchase price to identifiable intangible assets, including developed technology.

Note 12 – Common Stock and Stockholders' Deficit, page F-35

20. We note your response to comment 63 and the disclosure of the tender offer on page F-39. We note that the share price of $16.09 was the same as the purchase price paid by Series G preferred shareholders. Please expand the disclosure to explain why this was considered to be a premium over the fair value of the Series A through F or common stock at that time.

Notes 18 and 19 – Subsequent Events, page F-46

21. Please tell us why you used the date of March 31, 2013 in Note 18.

22. We note that from March 31, 2013 to July 12, 2013 you granted 6.3 million RSUs to employees and subsequent to July 12, 2013 you granted 27.1 million RSUs to employees. Please clarify the disclosure to include detailed disclosures similar to the disclosure included in Note 12 to quantify the unrecognized stock-based compensation expense for these grants. Also, please revise the disclosures related to RSUs throughout the document to include these grants through the date of the filing.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Rezwan D. Pavri, Esq.
        Wilson, Sonsini, Goodrich & Rosati, P.C.